                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  __________

                                SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                  __________

                                COMBICHEM, INC.
                           (NAME OF SUBJECT COMPANY)
                                  __________

                                COMBICHEM, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $.001 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  20009P 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DR. VICENTE ANIDO, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                COMBICHEM, INC.
                             9050 CAMINO SANTA FE
                          SAN DIEGO, CALIFORNIA 92121
                                (858) 530-0484
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                  __________

                                  COPIES TO:

                             FAYE H. RUSSELL, ESQ.
                              CAREY J. FOX, ESQ.
                       BROBECK, PHLEGER & HARRISON, LLP
                         550 WEST C STREET, SUITE 1300
                          SAN DIEGO, CALIFORNIA 92101
                                (619) 234-1966

                             JUSTIN P. KLEIN, ESQ.
                     BALLARD SPAHR ANDREWS & INGERSOLL LLP
                              1735 MARKET STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 864-8606

================================================================================

     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") relates to the tender offer of DPC Newco, Inc., a Delaware corporation ("Offeror") and wholly owned subsidiary of DuPont Pharma, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent") disclosed in a Tender Offer Statement on Schedule 14D-1 (the Schedule 14D-1) dated October 12, 1999, to purchase all of the outstanding shares at a price of $6.75 per Share, net to the seller, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together shall constitute the "Offer"). The purpose of this Amendment No. 1 is to amend and supplement Items 4 and 9 of the Schedule 14D-9 as described below.

Item 4.  The Solicitation or Recommendation

         Item 4 is hereby amended and supplemented as set forth below. The text of Item 4 as previously filed on October 12, 1999 is incorporated herein by reference.

     On October 15, 1999, a putative shareholder "class action complaint for breach of fiduciary duty" was filed in the Superior Court of the State of California, County of San Diego, by Alfred Ivers, on behalf of himself and all others similarly situated, against the Company, its Board of Directors, Parent, Offeror, Donaldson Lufkin & Jenrette Securities Corporation, the Company's investment advisor ("DLJ") and "DOES 1-25." The complaint alleges, among other things, that the members of the Company's Board of Directors have breached their fiduciary duty of loyalty and due care and their duty of candor in connection with the Merger Agreement and related events and that Parent, Offeror and DLJ have aided and abetted the members of the Company's Board of Directors in breaching their fiduciary duties. The complaint, among other things, seeks to
(i) declare the Merger Agreement unenforceable, (ii) enjoin the Offer and the Merger and (iii) recover unspecified monetary damages, costs and attorneys' fees. The Company believes that the suit is without merit and will vigorously defend the suit. The above description is qualified in its entirety by reference to the complaint, a copy of which is filed herewith as Exhibit 10 and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits

Exhibit          Description
-------          -----------
Exhibit 1        Offer to Purchase dated October 12, 1999 (incorporated by reference to Exhibit (a)(1) of the
                 Schedule 14D-1 of E.I. du Pont de Nemours and Company, Dupont Pharma, Inc. and DPC Newco,
                 Inc. filed with the Securities and Exchange Commission on October 12, 1999 (the "Schedule
                 14D-1")).**(1)
Exhibit 2        Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-1).**
                 (1)
Exhibit 3        Joint Press Release issued by the Company and the Parent, dated October 5, 1999.(1)
Exhibit 4        Opinion Letter of Donaldson Lufkin & Jenrette Securities Corporation dated October 4, 1999.*
                 (1)
Exhibit 5        Mutual Non-Disclosure Agreement dated March 10, 1999 between the Company and DuPont
                 Pharmaceuticals Company. (1)
Exhibit 6        Agreement and Plan of Merger, dated as of October 5, 1999 between the Company, the Parent and
                 Offeror (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1). (1)
Exhibit 7        Stock Option Agreement dated as of October 5, 1999 among the Parent, Offeror and the Company
                 (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1). (1)
Exhibit 8        Shareholders Agreement dated as of October 5, 1999 between the Parent, Offeror and certain stockholders of the Company (incorporated by reference to Exhibit (c)(2) of the Schedule
                 14D-1). (1)
Exhibit 9        Letter to Stockholders of the Company dated October 12, 1999.* (1)
Exhibit 10       Complaint - Alfred Ivers on behalf of himself and all others similarly situated v. CombiChem,
                 Inc., Phillipe O. Chambon, William Scott, Vicente Anido, Jr., Arthur Reidel, Peter L. Myers,
                 Michael J. Pazzani, E.I. du Pont de Nemours and Company, DPC Newco, Inc., Donaldson Lufkin &
                 Jenrette Securities Corporation and Does 1-25, inclusive, Case No. GIC 737125 (Superior
                 Court, San Diego, CA, filed October 15, 1999). (2)

____________________

* Included in copies of Schedule 14D-9 mailed to stockholders of the Company. ** Included in the Offer to Purchase materials mailed to stockholders of the
    Company.

(1) Previously filed.
(2) Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 22, 1999                 COMBICHEM, INC.


                                        /s/ Dr. Vicente Anido, Jr.
                                        ------------------------------------
                                        Dr. Vicente Anido, Jr.
                                        President & Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit          Description
-------          -----------
Exhibit 1        Offer to Purchase dated October 12, 1999 (incorporated by reference to Exhibit (a)(1) of the
                 Schedule 14D-1 of E.I. du Pont de Nemours and Company, Dupont Pharma, Inc. and DPC Newco,
                 Inc. filed with the Securities and Exchange Commission on October 12, 1999 (the "Schedule
                 14D-1")).** (1)
Exhibit 2        Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-1).**
                 (1)
Exhibit 3        Joint Press Release issued by the Company and the Parent, dated October 5, 1999. (1)
Exhibit 4        Opinion Letter of Donaldson Lufkin & Jenrette Securities Corporation dated October 4, 1999.*
                 (1)
Exhibit 5        Mutual Non-Disclosure Agreement dated March 10, 1999 between the Company and DuPont
                 Pharmaceuticals Company. (1)
Exhibit 6        Agreement and Plan of Merger, dated as of October 5, 1999 between the Company, the Parent and
                 Offeror (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1). (1)
Exhibit 7        Stock Option Agreement dated as of October 5, 1999 among the Parent, Offeror and the Company
                 (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1). (1)
Exhibit 8        Shareholders Agreement dated as of October 5, 1999 between the Parent, Offeror and certain stockholders of the Company (incorporated by reference to Exhibit (c)(2) of the Schedule
                 14D-1). (1)
Exhibit 9        Letter to Stockholders of the Company dated October 12, 1999.* (1)
Exhibit 10       Complaint - Alfred Ivers on behalf of himself and all others similarly situated v. CombiChem,
                 Inc., Phillipe O. Chambon, William Scott, Vicente Anido, Jr., Arthur Reidel, Peter L. Myers,
                 Michael J. Pazzani, E.I. du Pont de Nemours and Company, DPC Newco, Inc., Donaldson Lufkin &
                 Jenrette Securities Corporation and Does 1-25, inclusive, Case No. GIC 737125 (Superior
                 Court, San Diego, CA, filed October 15, 1999). (2)

____________________

*  Included in copies of Schedule 14D-9 mailed to stockholders of the Company.

** Included in the Offer to Purchase materials mailed to stockholders of the Company.

(1) Previously filed
(2) Filed herewith